Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Earnings
Pre-tax income *	$72,779	$130,918	$167,080	$106,818	$256,025
Fixed charges	11,067	20,755	31,313	47,689	54,634

Total earnings	$83,846	$151,673	$198,393	$154,507	$310,659

Fixed Charges
Interest expense	$9,679	$18,815	$27,984	$42,371	$46,972
Rental interest factor	1,388	1,940	3,329	5,318	7,662

Total fixed charges	$11,067	$20,755	$31,313	$47,689	$54,634

Ratio of earnings to fixed charges	7.6x	7.3x	6.3x	3.2x	5.7x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.